[JED OIL LETTERHEAD]

November 9, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on
Form F-3 (No. 333-136180)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”) JED Oil Inc. (“JED”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to Thursday, November 9, 2006 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

JED hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JED also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Very truly yours,

JED Oil Inc.

By:   /s/ David Ho

David Ho

Chief Financial Officer